UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Intec Pharma Ltd.

(Name of Issuer)

Ordinary shares, no par value

(Title of Class of Securities)

M53644106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: M53644106

(1)	Names of Reporting Persons Dexcel Pharma Technologies Ltd.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 5,150,848

	(6)	Shared Voting Power 0

	(7)	Sole Dispositive Power 5,150,848

	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,150,848

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 15.5%(1)

(12)	Type of Reporting Person (See Instructions) CO

(1)	All share percentage calculations in this Schedule 13G are based on 33,225,988 ordinary shares, no par value (the “Ordinary Shares”), of Intec Pharma Ltd. (the “Issuer”) outstanding as of November 26, 2018, as reported in Exhibit 99.1 of the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on November 27, 2018.

CUSIP No.: M53644106

(1)	Names of Reporting Persons Dan Oren

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0

	(6)	Shared Voting Power 5,150,848

	(7)	Sole Dispositive Power 0

	(8)	Shared Dispositive Power 5,150,848

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,150,848

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 15.5%(2)

(12)	Type of Reporting Person (See Instructions) IN

(1)	All share percentage calculations in this Schedule 13G are based on 33,225,988 Ordinary Shares outstanding as of November 26, 2018, as reported in Exhibit 99.1 of the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on November 27, 2018.

Item 1(a).	Name of Issuer. The name of the issuer is Intec Pharma Ltd. (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices. The Issuer’s principal executive offices are located at 12 Hartom Street, Har Hotzvim, Jerusalem 9777512, Israel.
Item 2(a).	Name of Person Filing. This Schedule 13G is filed on behalf of Dexcel Pharma Technologies Ltd. (“DPT”) and Dan Oren (each a “Reporting Person” and together, the “Reporting Persons”).
Item 2(b).	Address of Principal Business Office or, if none, Residence. The principal business address of each of the Reporting Persons is 1 Dexcel Street, Or Akiva, 30600000, Israel.
Item 2(c).	Citizenship. DPT is incorporated under the laws of Israel. Dan Oren is an Israeli citizen.
Item 2(d).	Title of Class of Securities. Ordinary shares, no par value.
Item 2(e).	CUSIP No. The Ordinary Shares have no CUSIP number. The CINS number is M53644106.

Item 3.

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows (5)-(11) of the cover page for each Reporting Person.

Dan Oren is the President and Chief Executive Officer and ultimately the sole shareholder of DPT. Accordingly, Dan Oren may be deemed to have investment control over the Common Shares owned directly by DPT.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2019

/s/ Dan Oren
Dan Oren

DEXCEL PHARMA TECHNOLOGIES LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: President and Chief Executive Officer